Filed Pursuant to Rule 433
Registration Statement No. 333-282565

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

Capped LIRNs® Linked to a Basket of Four Stocks and One ETF
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure

An equally-weighted basket comprised of the common stock of Devon Energy Corporation (Bloomberg symbol: “DVN”), the common stock of Occidental Petroleum Corporation (Bloomberg symbol: “OXY”), the common stock of Freeport-McMoRan Inc. (Bloomberg symbol: “FCX”), the American depositary receipts of Rio Tinto plc (Bloomberg symbol: “RIO”) and the Energy Select Sector SPDR® Fund (Bloomberg symbol: “XLE”). Each of DVN, OXY, FCX and RIO is an “Underlying Stock”, each of their issuers is an “Underlying Company” and XLE is an “Underlying Fund”.

Payout Profile at Maturity

●2-to-1 leveraged upside exposure to increases in the Market Measure, subject to a capped return of [30.00% to 34.00%]

●1-to-1 downside exposure to decreases in the Market Measure with up to 100.00% of your principal at risk

Threshold Value	100.00% of the Starting Value of the Market Measure, to be determined on the pricing date
Participation Rate	200.00%
Capped Value	[$13.00 to $13.40] per unit (to be determined on the pricing date), representing a return of [30.00% to 34.00%] over the principal amount
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988225003689/bns_fwp-01820.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●Your investment return is limited to the return represented by the Capped Value and may be less than that of a comparable investment directly in the Basket Components or the stocks included in the Underlying Fund.

●Changes in the price of one of the Basket Components may be offset by changes in the price of the other Basket Components.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the Basket Components and you will not be entitled to receive any shares of the Basket Components or the securities or dividends or other distributions with respect to any Basket Components or the stocks included in the Underlying Fund.

●No Underlying Company will have any obligations relating to the notes, and none of us, MLPF&S or BofAS will perform any due diligence procedures with respect to any Underlying Company in connection with this offering.

●Payments on the notes will not be adjusted for all corporate events that could affect the Basket Components.

●The Sponsor of the XLE will not have any obligations relating to the notes.

●The publisher of the XLE’s Underlying Index may adjust it in a way that affects its level, and that publisher has no obligation to consider your interests.

●There are liquidity and management risks associated with the XLE.

●The Sponsor or the Index Publisher may adjust the XLE or the Underlying Index in a way that affects its value, and they have no obligation to consider your interests.

●The performance of the XLE may not correlate with the performance of its Underlying Index or the net asset value per share of the XLE, especially during periods of market volatility.

●The XLE holds underlying assets traded on foreign exchanges; time zone differences may create discrepancies between the values of those underlying assets and the value of the notes.

●The payment on the notes will not be adjusted for all events that could affect the XLE.

●The stocks held by the XLE are concentrated in one sector.

●The stocks of companies in the energy sector are subject to swift price fluctuations.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-75.00%	$2.50	-75.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-15.00%	$8.50	-15.00%
-10.00%	$9.00	10.00%
-5.00%	$9.50	5.00%
0.00%(1)	$10.00	0.00%
5.00%	$11.00	10.00%
10.00%	$12.00	20.00%
16.00%	$13.20(2)	32.00%
20.00%	$13.20	32.00%
30.00%	$13.20	32.00%
40.00%	$13.20	32.00%
50.00%	$13.20	32.00%
60.00%	$13.20	32.00%
70.00%	$13.20	32.00%
80.00%	$13.20	32.00%
(1)This percentage change corresponds to the Threshold Value. (2)The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

The Bank of Nova Scotia ("BNS") has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS's Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.